EXHIBIT 99.1

AB SKF's share redemption implemented

SEK 2,8 billion will be distributed on June 7, 2005 to SKF shareholders

The 2005 Annual General Meeting's resolution on a share split 5:1 and a subsequent redemption of 113,837,767 shares has now been registered. As a result of the procedure, the Company's share capital was reduced by SEK 284,594,417.50 and SEK 2,845,944,175 will be distributed to the company's shareholders.

Further, the 113,837,767 shares of Series C that the Annual General Meeting decided to issue, in order to reduce the time expenditure involved in the reduction, have been redeemed at a nominal value of SEK 2.50 per share, adjusted by an interest rate factor. The reduction involves transfer of SEK 284,594,417.50 from the Company's non-restricted equity to the legal reserve.

As of June 1, 2005, AB SKF's share capital amounts to SEK 1,138,377,670 distributed on in total 455,351,068 shares.

Goteborg, June 2, 2005
Aktiebolaget SKF (publ.)

Contacts:

PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 3371541,
mobile. +46 (0)705 371451, e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
mobile. +46 (0)705 181994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel +46-31-337 10 00
Fax +46-31-337 28 32 www.skf.com